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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                               INTERLIANT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.01 par Value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458742
                        ------------------------------
                                 (CUSIP Number)


                                 July 7, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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  CUSIP NO.  458742


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Mathew D. Wolf

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          2,748,555 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,748,555 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,748,555 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]
      Mr. Wolf disclaims beneficial ownership of 797,690 shares held by the Mathew D. Wolf Childrens Trust and 398,845 shares held by the
      Ann Weltchek Wolf 1995 Marital Trust, of which Mr. Wolf is neither the trustee nor a beneficiary.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------
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Item 1(a)  Name of Issuer:

           Interliant, Inc., a Delaware corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Two Manhattanville Road, Purchase, New York 10577

Item 2(a)  Name of Person filing:

           Mathew D. Wolf

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           1001 Fannin, Suite 2000, Houston, TX 77002

Item 2(c)  Citizenship:

           United States

Item 2(d)  Title of Class of Securities:

           Common Stock, $.01 par value per share

Item 2(e)  CUSIP Number:

           458742
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Item 3. If this statement was filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

     (a) [_]  Broker or Dealer registered under Section 15 of the Act,
     (b) [_]  Bank as defined in section 3(a)(6) of the Act,
     (c) [_]  Insurance Company as defined in section 3(a)(19) of the Act,
     (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940,
     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),
     (g) [_] A parent holding company or control person in accordance with Rule13d-1(b)(ii)(G),
     (h) [_] A savings associations as defined in Section 13(b) of the Federal Deposit Insurance Act,
     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (h) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

     If this statement is filed pursuant to Rule 13d-1(c), check this box: [x]

Item 4. Ownership.

     (a) Amount Beneficially Owned:  2,748,555

     (b) Percent of Class: 6.5%

     (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 2,748,555
         (ii) shared power to vote or to direct the vote:  0
         (iii) sole power to dispose or to direct the disposition of: 2,748,555
         (iv) shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

The Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 15, 1999

                                     /s/ MATHEW D. WOLF
                                     ---------------------------------
                                     Name:  Mathew D. Wolf